FIRST HARTFORD REALTY CORPORATION

149 COLONIAL ROAD

P.O. BOX 1270

MANCHESTER, CT   06045-1270

TEL: (860) 646-6555

FAX: (860) 646-8572

May 2, 2013

Mr. Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Security and Exchange Commission

100 Street, NE

Washington, DC  20549

RE:      Your Letters Dated February 11, 2013 and April 15, 2013

File No. 000-08862

Dear Mr. Lee:

Form 10-K for fiscal year ended April 30, 2012

1.         SEC Comment 1

We have reviewed your response to our letter dated February 11, 2013.  Please include a response to our prior comment 1 with your next response letter.

Prior SEC Comment 1 follows:

 It appears that your contract with CVS Corporation may be a material contract.  Please expand your disclosure to include the material terms of the contract and file it as an exhibit, or provide us with an analysis as to why this is not a material agreement.  Refer to Item 601(b)(10) of Regulation S-K.

Response:    We propose to expand the information concerning the CVS contract as follows:

The Company has an agreement with CVS Pharmacy, Inc. (“CVS”) to be a preferred developer in Western Texas, The Rio Grande Valley, Houston, Austin, Long Island, NY, Northern New Jersey and Louisiana.  This is a fee for service agreement whereby the Company will locate a site, negotiate a Letter of Intent, prepare store development budgets, demographics, arrange traffic counts and submit for Real Estate committee approval.  Once approved the company will negotiate a purchase or lease and obtain permits.  The Company will invoice (and book as income) approximately 75% of the fee.  Fees vary based on location and style of the store.  A third party contractor is selected who will work through the Company.  The Company will manage the construction and administrate the contracts and payments.  When a Certificate of Occupancy is obtained, CVS will make a payment of approximately 50% of the balance.  After the store is opened and all the open items are closed out the Company will receive a final payment.  These two payments are recognized as income when invoiced.  The entire process will normally take 1-3 years.

The Company has discussed with CVS the request by the SEC to post the contracts on the Edgar System with little success.  This of course is not a material contract for CVS Pharmacies which have dozens of preferred developers covering exclusive territories.   To our knowledge we are the only one which is a Public Company.  Since it is certainly not in the best interest of CVS to open a contract for their other developers or their competitors to see, they would prefer this not to happen.

It would also put the Company in a competitive disadvantage.  Competitors could use this information to encourage CVS to change developers by cutting prices or increasing services.  Additionally, we are looking to expand this line of business with other retailers and we wouldn’t want to negotiate with our contracts exposed.  If the SEC would like to see the contracts we would certainly make them available.

We will include the first paragraph in the 10K information going forward plus we will disclose how many fees we realized in each reporting period.

2.         We have reviewed your response to comment 7 of our letter dated February 11, 2013.  In your future Exchange Act reports, please discuss the nature and amount of all material mortgages, or other liens or encumbrances against such properties including the current principal amount of each such material encumbrance, its interest and amortization provisions, its pre-payment provisions and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date.  With regard to the undeveloped parcels, please outline briefly any proposal program for the renovation, improvement or development of such properties, including the estimated cost thereof and the method of financing to be used.  If there are no present plans for the improvement or development of any unimproved or undeveloped property, so state and indicate the purpose for which the property is to be held or acquired.  With respect to the shopping center, please briefly outline the principal terms of any lease with any anchor tenant.  Please refer to Item 14 of Form-S-11 as a guide.

Response:  We will include Schedule IV Mortgage Loans on Real Estate which will incorporate all of the requested information.  We will include a discussion on undeveloped land in item2.

As for shopping center leases we will outline any lease that we consider material.

 3.        We note your response to prior comment 14.  Please confirm that to the extent material, you will quantify and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations.  In addition, please expand your proposed disclosures to include a statement of when you cease capitalization of property under construction (i.e. substantially complete and available for use).

Response:  In future filings we will quantify and disclose personnel cost capitalized for all periods presented and will include a statement about when we cease capitalization.

4.         We have reviewed you response to our letter dated February 11, 2013.  Please include a response to our prior comment 15 with your next response letter.

Prior SEC Comment 15 follows:

We note you entered into a partnership with a nonprofit entity in October 2011 and that one of you subsidiaries will handle the renovations for the newly created partnership while another subsidiary will play the role of managing agent.  Please summarize your equity interest in the partnership and the terms of any contractual agreements between the partnership and you or any of your subsidiaries (i.e. service contract for renovations and managing agent agreement).  Your response should clarify whether your subsidiary has control of the partnership through its role as managing agent.  To the extent your subsidiary does have control over the partnership please clarify your basis in GAAP for accounting for your investment in the partnership under the equity method versus consolidation.

Response:  We invested through our 75%-owned subsidiary, Connelly & Partners, LLC $100 for a .005% limited partner ownership interest in B’nai B’rith Claymont, LP (Claymont).  The remaining ownership interest of 99.995% is held by the general partner, BBI Housing Claymont, LLC.

Claymont is a variable interest entity and we have a variable interest in Claymont.  Our variable interest includes a management agreement and a incentive management agreement, and the possible potential liability for the debt of Claymont to its lender in the event of voluntary bankruptcy.  Under the aforementioned management agreements we provide services to Claymont under the direction of its general partner for a fee.  And, the general partner of Claymont may remove us under that management agreement for cause.  As such, the general partner of Claymont has the power to direct its activities.  Because we lack such power we are not the primary beneficiary.  Therefore, we have accounted for our investment in Claymont using the cost method.

The undersigned acknowledges:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help.

Sincerely yours,

/s/ Stuart I. Greenwald

Stuart I. Greenwald

Treasurer